

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2014

Via E-mail
Mr. Colin W. Roberts
General Counsel
Parsley Energy, Inc.
500 W. Texas Avenue
Tower I, Suite 200
Midland, Texas 79701

> **Re:** **Parsley Energy, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted January 27, 2014**
> **CIK No. 0001594466**

Dear Mr. Roberts:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Executive Compensation, page 111

Long Term Incentive Compensation, page 114

Outstanding Equity Awards at 2013 Fiscal Year-End

1. Revise to make clear in each instance what comprises or will comprise the referenced "incentive units," and consider renaming them in the textual description to distinguish among different types or classes of units. For example, we note the reference in the first paragraph to the incentive units as profits interests in Parsley Energy, LLC or Parsley Energy Employee Holdings, LLC ("Employee Holdings"). We also note from the tabular entries at page 115 that Mr. Matt Gallagher holds more than one type of incentive unit.

2.   Please clarify the nature of Employee Holdings' ownership of Class A common stock in connection with your offering. For example, explain whether such shares are the same shares that will be issued to the NEOs at closing of the offering as the result of a "partial liquidation event" recognized by certain preferred investors. Quantify the number of Class A shares that will comprise the distribution to which you refer in the second paragraph as "required" to be in that form.

3.   Quantify the number of shares expected to be issued as a result of the "partial liquidation event," and discuss in greater detail the nature of that event. Also discuss the nature of the "certain preferred investors," naming any who are members of or affiliated with your management. Provide comparable disclosure for any of the "certain" groups of investors to which you refer in this section, such as the "certain other preferred investors."

4.   In your response to prior comment 24 from our letter to you dated January 17, 2014, you state that in connection with the closing of this offering, the incentive units will be "transferred to" NGP Parsley Holdings. Please disclose in necessary detail any differences in the material terms of the units both before and after your corporate reorganization and this offering. Also make clear that NGP Parsley Holdings will make the distributions to the incentive unitholders.

5.   Revise to clarify whether the "in-kind" distributions by NGP will be in the form of your Class A common, as you indicate will be the case for PSP Members' distributions.

Corporate Reorganization, page 124

6.   Please revise your charts to include the abbreviated names that you reference throughout the filing.

7.   Footnote (1) to your ownership charts prior to and after the offering does not appear to identify separately all of the existing owners, including those listed on your table at page 135 or the "preferred investors" you reference at page 114. Please revise accordingly, or provide a cross reference to where you provide information identifying your existing owners and the extent of each owner's interest prior to and after the offering.

Principal and Selling Shareholders, page 136

8.   In response to prior comment 16 in our letter to you dated January 17, 2014, we note that footnote (4) states that Mr. Curtis Kayem disclaims beneficial ownership of the shares held by Diamond K Interests, LLC. Please explain the basis for his ownership disclaimer, or instead remove the disclaimer and revise to make clear whether he exercises sole (and/or shared) voting or investment control over the securities.

Pro Forma Consolidated Financial Statements

Notes to Unaudited Pro Forma Consolidated Financial Data, page F-7

Note 2 – Pro Forma Adjustments and Assumptions, page F-8

9.   We note your response to comment 20 in our letter dated January 17, 2014 and the related revisions to your submission. Please tell us how you considered the balance sheet disclosure requirements per SAB Topic 1B3 regarding cash payments to equity holders from offering proceeds.

10.   We note your response to comment 25 in our letter dated January 17, 2014. It appears that your pro forma statements of operations should include adjustments for the pro forma revenues and direct expenses for the "Merit Acquisition." Please include this in your next submission or explain to us why you do not believe it is required. Refer to Article 11 of Regulation S-X. Your pro forma footnotes should explain how the pro forma statements of operations are not indicative of the acquired business's operations going forward because of the changes in the business and the omission of various operating expenses.

Financial Statements for the Years Ended December 31, 2012 and 2011

Note 10 – Members' Equity, page F-57

11.   Your response to comment 24 in our letter dated January 17, 2014 explains that the compensation expense related to incentive units is being recognized over a seven year period from the grant date to the first date at which certain unit holders in Parsley Energy, LLC can exercise their right of redemption. Your response also states that these unit holders have the right to redeem their ownership interest in Parsley Energy, LLC in the event that certain qualifying transactions have not occurred prior to the seventh anniversary of the date of their investment. Please tell us about these qualifying transactions and explain the potential impact on settlement for the incentive units.

12.   In connection with your response to the preceding comment, please tell us whether the reference on page F-8 of your submission to "the termination of the redemption rights held by certain interest holders" is meant to address the redemption rights of unit holders in Parsley Energy, LLC. We may have further comments upon the receipt of your response.

13.   It does not appear that your response to comment 24 in our letter dated January 17, 2014 fully addresses your accounting treatment for incentive units. For example, disclosure in your submission indicates that you expect the proceeds from your offering payable to certain investors will be deemed to be cash for purposes of the incentive units requiring distributions in the form of your common stock to the holders of incentive units. Please tell us about your accounting treatment for incentive units not addressed in your prior response.

Exhibits

14. Please file the agreements that will govern the terms of the incentive units before and after the corporate reorganization and the offering. In that regard, we also note that the incentive unit holders could receive distributions from NGP and unidentified PSP Members. Refer to Item 601(b)(10)(iii) of Regulation S-K. Similarly, please provide us with a supplemental copy of the original version of the Parsley Energy, LLC limited liability agreement. We note that you intend to file as exhibit 10.5 an amended and restated version of that document.

Closing Comments

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Matthew Pacey
Vinson & Elkins LLP